EXHIBIT 99.1

Hydrogenics to Showcase Power to Gas Technology to Global Defense Experts

Selected as 2012 Top Ten Defense Energy Technology Solutions (DETC) Winner

MISSISSAUGA, Ontario, July 20, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and power systems products, has been chosen as a top ten organization offering the most promising military-related technologies by the Clean Technology and Sustainable Industries Organization (CTSI) www.ct-si.org, in partnership with Arsenal Venture Partners and TechConnect www.techconnect.org. The Company's 'Power to Gas' energy storage solution earned this recognition from a field of over 250 global applicants across the full energy spectrum.

This recognition earns Hydrogenics the opportunity to attend the Asia Pacific Clean Energy Summit (APCES) in Honolulu in August to pitch its 'Power to Gas' solution to the U.S. Department of Defense partners, as well as energy industry professionals, investors, utilities, and corporate strategic groups. APCES is a forum that brings together industry and government energy leaders to exchange ideas, showcase technology companies, and build partnerships to solve critical energy problems.

"The electrolysis of water into hydrogen using excess energy from wind and solar sources is the optimal pathway to increase the renewable content in our energy system mix, which is becoming an increasing priority for energy security all over the world, including the United States." said Daryl Wilson, President and CEO of Hydrogenics. "This recognition to present the potential of Power to Gas technology at the upcoming APCES event is an exciting validation for our technology."

Power to Gas has considerable benefits for electrical grid systems with increasing renewable energy content. The introduction of renewable solar or wind energy in a power system results in fluctuations that destabilize the grid. Generation and storage of hydrogen from water electrolysis technology, powered by excess renewable energy, is capable of balancing these fluctuations and allowing energy to be stored for long periods of time.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, China, India, Europe, the US and Canada.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Jennifer Barber, Chief Financial Officer
         (905) 361-3638
         investors@hydrogenics.com